Filed Pursuant to Rule 433

Registration Statement No. 333- 251123

Issuer Free Writing Prospectus dated June 29, 2021

Relating to Preliminary Prospectus Supplement dated June 29, 2021

SALESFORCE.COM, INC.

PRICING TERM SHEET

June 29, 2021

$1,000,000,000 0.625% Notes due 2024

$1,000,000,000 1.500% Notes due 2028

$1,500,000,000 1.950% Notes due 2031

$1,250,000,000 2.700% Notes due 2041

$2,000,000,000 2.900% Notes due 2051

$1,250,000,000 3.050% Notes due 2061

Issuer:	salesforce.com, inc.

Title

0.625% Notes due 2024 (the “2024 Notes”)

1.500% Notes due 2028 (the “2028 Notes”)

1.950% Notes due 2031 (the “2031 Notes”)

2.700% Notes due 2041 (the “2041 Notes”)

2.900% Notes due 2051 (the “2051 Notes”)

3.050% Notes due 2061 (the “2061 Notes”)

Ratings (Moody’s / S&P)*:	A2 (stable outlook) / A+ (stable outlook)

Principal Amount:	2024 Notes: $1,000,000,000 2028 Notes: $1,000,000,000 2031 Notes: $1,500,000,000 2041 Notes: $1,250,000,000 2051 Notes: $2,000,000,000 2061 Notes: $1,250,000,000

Maturity Date:	2024 Notes: July 15, 2024 2028 Notes: July 15, 2028 2031 Notes: July 15, 2031 2041 Notes: July 15, 2041 2051 Notes: July 15, 2051 2061 Notes: July 15, 2061

Coupon (Interest Rate):	2024 Notes: 0.625% 2028 Notes: 1.500% 2031 Notes: 1.950% 2041 Notes: 2.700% 2051 Notes: 2.900% 2061 Notes: 3.050%

Yield to Maturity:	2024 Notes: 0.642% 2028 Notes: 1.578% 2031 Notes: 1.982% 2041 Notes: 2.736% 2051 Notes: 2.914% 2061 Notes: 3.064%

Spread to Benchmark Treasury:	2024 Notes: 18 basis points 2028 Notes: 33 basis points 2031 Notes: 50 basis points 2041 Notes: 70 basis points 2051 Notes: 80 basis points 2061 Notes: 95 basis points

Benchmark Treasury:	2024 Notes: 0.250% due June 15, 2024

2028 Notes: 1.250% due June 30, 2028 2031 Notes: 1.625% due May 15, 2031 2041 Notes: 2.250% due May 15, 2041 2051 Notes: 1.875% due February 15, 2051 2061 Notes: 1.875% due February 15, 2051

Benchmark Treasury Price and Yield:	2024 Notes: 99-121/8 / 0.462% 2028 Notes: 100-00+ / 1.248% 2031 Notes: 101-10 / 1.482% 2041 Notes: 103-15+ / 2.036% 2051 Notes: 94-24 / 2.114% 2061 Notes: 94-24 / 2.114%

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2022

Record Dates:	January 1 and July 1

Price to Public:	2024 Notes: 99.949% 2028 Notes: 99.484% 2031 Notes: 99.711% 2041 Notes: 99.448% 2051 Notes: 99.721% 2061 Notes: 99.678%

Trade Date:	June 29, 2021

Expected Settlement Date:	July 12, 2021 (T+8)

Optional Redemption:	Prior to the applicable Par Call Date (described below), make-whole call at Treasury rate plus 3 basis points, in the case of the 2024 Notes, 5 basis points, in the case of the 2028 Notes, 10 basis points, in the case of the 2031 Notes, 12.5 basis points, in the case of the 2041 Notes, 15 basis points, in the case of the 2051 Notes, and 15 basis points, in the case of the 2061 Notes.

Par call at any time on or after the applicable Par Call Date.

Par Call Date

2024 Notes: July 15, 2022 (two years prior to the maturity date of the 2024 Notes)

2028 Notes: May 15, 2028 (two months prior to the maturity date of the 2028 Notes)

2031 Notes: April 15, 2031 (three months prior to the maturity date of the 2031 Notes)

2041 Notes: January 15, 2041 (six months prior to the maturity date of the 2041 Notes)

2051 Notes: January 15, 2051 (six months prior to the maturity date of the 2051 Notes)

2061 Notes: January 15, 2061 (six months prior to the maturity date of the 2061 Notes)

Special Mandatory Redemption:

If (x) the consummation of the acquisition of Slack Technologies, Inc. by the Company or its subsidiaries (the “Mergers”) does not occur on or before June 1, 2022 or (y) the Company notifies the trustee that it will not pursue the consummation of the Mergers, the Company will be required to redeem the 2024 Notes, the 2031 Notes, the 2041 Notes, the 2051 Notes and the 2061 Notes, at a redemption price equal to 101% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date.

The 2028 Notes will not be subject to Special Mandatory Redemption.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

CUSIP / ISIN:

2024 Notes: 79466LAG9 / US79466LAG95

2028 Notes: 79466LAH7 / US79466LAH78

2031 Notes: 79466LAJ3 / US79466LAJ35

2041 Notes: 79466LAK0 / US79466LAK08

2051 Notes: 79466LAL8 / US79466LAL80

2061 Notes: 79466LAM6 / US79466LAM63

Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Barclays Capital Inc. Deutsche Bank Securities Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:

BNP Paribas Securities Corp.

MUFG Securities Americas Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Credit Suisse Securities (USA) LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

Academy Securities, Inc.

CastleOak Securities, L.P.

Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each rating should be evaluated independently of any other rating.

We expect that delivery of the notes will be made against payment therefor on or about July 12, 2021, which will be the eighth business day following the date of the pricing of the notes (such settlement being referred to as “T+8”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially will settle in T+8, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

The issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer will arrange to send you the prospectus and the prospectus supplement if you request it by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, toll-free at 1-800-831-9146 or email: prospectus@citi.com; BofA Securities Inc. toll-free at 1-800-294-1322 or dg.prospectus_requests@bofa.com; or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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